Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: CM Life Sciences II Inc.

Filer’s Commission File Number: 001-40090

Subject Company: SomaLogic, Inc.

Date: April 1, 2021

On April 1, 2021, Eli Casdin, Chief Executive Officer of CM Life Sciences II Inc. participated in an interview with CNBC. A copy of the transcript from the interview is set forth below:

SCOTT WAPNER: Eli Casdin is with us live. Eli, Good to see you again.

ELI CASIN: Hi Scott, thanks for having me.

SW: Yeah, congratulations on the deal that we just talked to Keith about. I’d like to focus more, if we may, on what you do you know more for a living on a regular basis. And that’s invest in the life sciences space through either healthcare or biotech or industrials or technology companies related to that. What is your outlook for the remainder of the year for the life sciences investing space, frankly, an area that we just don’t talk about all that much beyond the obvious places of the pandemic and the vaccines?

EC: Yeah, no, I appreciate that. And I was listening to Keith and learning a ton as everyone was speaking, I think that the exciting thing for me is I don’t, you know, we think about interest rates, and we think about sort of macro issue. But really, we are investing in a space that is growing so quickly, and is so impactful to the broader economy over the next decade, that it’s really, the demand side is so high. And really all we’re trying to do is find best companies serving that demand, whether they’re enabling research as SomaLogic does, or taking that research, and matching it with EMR data like Sema4 does to deliver better care. Or ultimately, like companies like Relay and other drug developers, like they, take an insight and technology and applying it to transforming disease through the new therapies. There’s really just an endless amount of opportunity. And so what I spent my day sort of just looking for the best in breed companies, best of breed technologies, and then trying to give them as much capital as possible to execute over the long run. We’ve been doing it in this fund for 10 years. I’ve been at it for about 20. Professionally since business school and actually grew up in a family that’s been doing it since the early 80s.

SW: You’re doing it at a time when the market has been rewarding a lot of these companies, you know, looking right here is, as you were talking, the S&P is adding to its gains today. It’s another new high, you know, the NASDAQ is 13,400. And a lot of the stocks in your in your universe trade within that realm. You mentioned a company called Fate Therapeutics, right? $8 billion valuation. Invitae is another one we’ve heard a lot about over the last many months near $8 billion. Exact Sciences. You have a lot of stocks in the Cathie Wood universe, right, and the ARK funds, which are really front and center for what we’ve been speaking about over the last many weeks, are you concerned about the way that those stocks have been trading of late?

EC: It’s not concern, it’s, it takes a little bit of fortitude to be a long term growth, investor in volatility. But I think you got to keep in mind that we have a company who said, you know, Fate Therapeutics is an eight billion dollar market cap company. Amgen maybe is the largest biotech today at 150 billion. That’s in the context of trillion dollar market cap companies that you guys have talked about in the last hour. And these companies, when successful, transform an industry. The healthcare industry is spending 3 trillion plus a year in expenditures that are largely going to managing chronic disorders that have progressed and have very little treatment, infill opportunity, and a lot of inefficiency. So I feel like I got to put the numbers in context, certainly 8 billion, is not a small number, but in the context of the impact that companies like Invitae or Fate have, or potentially will have, it’s really quite small.

SW: Do you feel like we’re in the midst of a re-rating, though, of a lot of those stocks by virtue of, of where rates have gone and the multiples are compressing, for obvious reasons, relative to what rates are doing?

EC: Yeah, I think we’ve certainly seen that, right? And that’s the volatility of speaking to except. You know, in that environment, what happens is you have a differentiation between all the companies that seem alike and then over time you get these re-ratings and those that are true growers have differentiated technologies and strong management teams, they ultimately outperform and break through the pack. And I think you’ve seen that in technology, traditional technology companies, through the past couple of decades, and you’ll see that in life sciences. Where in the early days, everyone thinks every company is the same. And then when you have these dislocations, those with strong balancing execute through like Invitae or Fate or Sema4 or SomaLogic. I think, you tie it back to what Keith and I are trying to do through our SPACs: give companies like a SomaLogic an enormous amount of capital and great board sponsorship and expertise so that they can ride through these moments of dislocation and come out the other side.

SW: You have, you know, beyond the sort of those names, the Sareptas, which, you know, we’ve talked about on this program before, because one of our investment committee members who is with me today, Steve Weiss is a prior investor. I don’t think he’s still there. A name I don’t see, and it may just not be on my list, and you may, in fact, own it- is Moderna. And I’m just curious, because of the tremendous right a company that literally has changed the world, or certainly has helped it, and has helped change the world? Why that’s not in your portfolio? It’s sort of a wry smile you have there too. Well, what’s the deal?

EC: So, you know, I think we’ve done a good job, but even we make mistakes and, and miss opportunities, we actually passed on two private rounds of investing in Moderna. And, and mostly because we weren’t sure what a vaccine, what a transformative vaccine company was really worth in the days that we were looking at it. Clearly it’s worth a lot and has done just an amazing job. And so we don’t always get it right. And so that’s why I smile. I will just give you a little context for the company that I think sort of underpins why we’re so excited broadly about the space and I had the CEO Stéphane Bancel, while on a call the other day, we’re closing out a call for some of my investors. Do you know that the story he tells us he’s reading the Wall Street Journal in January, and reads an article about a sort of influenza like outbreak in China, and misunderstood are not yet identified, he calls the NIH we’ve been working with, he says what’s going on, they say we just sequence the virus, which in 2003, was SARS would have taken seven months and cost hundreds if not millions of dollars. Today, you can do that in a day for under $1,000, they digitally sent him the genome of the SARS virus. In two days, he had an mRNA vaccine prototype that is identical to the vaccine we’re taking today. So in two days, he was able to produce a working prototype in 42 ways. You know, treatment quality. Yeah, manufacturing for the last couple, three, four days, you know, that, that you could never have done that in history. And that’s just an example of how fast and how far the field has come. In a very short…

SW: What, before I let you go, what’s the next Moderna? Right? That’s what that’s what my viewers wanted, want to know. And by the way, you get in the Baseball Hall of Fame if you swing and miss seven out of 10 times. So it’s all good. You’re doing fine. But what’s the next one? Give me a name or two, that really excites you that that could literally change the world.

EC: Yeah, I mean, listen, I think, you know, you go to the doctor, they pull out a stethoscope and they listen to you, or they put cusp on your wrist and they and they check your blood pressure. They completely ignore the molecular signals that are falling through the blood, the proteins that are that are telling your body that you have heart disease that is losing years earlier, or that you’re having your degenerative disorders where they could have, you know, cancer. You can, in in your blood, you can test for these diseases at a super early stage. And actually, early intervention is almost always more effective than therapeutic intervention. And SomaLogic I you know, I’m sort of pitching something that Keith and I just did, but SomaLogic is pulling that information out of the blood in the proteome, and starting to turn it into clinical diagnostics. And in a decade, you are going to go and have a very different experience at the physician’s office about what’s going on with your body. And I’m pretty confident SomaLogic will be behind it and profiting by it. And I would say that this space is great, because you can do, you can do well by doing good. And so that’s one of those companies.

SW: Yeah. Interesting. I appreciate your time. It’s good to see you again. We will certainly do this again sometime. Eli Casdin- you stay well, and we’ll talk to you again soon.

EC: I really appreciate you. Stay safe. Thank you

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SomaLogic, Inc. (“SomaLogic”) and CM Life Sciences II Inc. (the “Company”), including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, expansion plans, projected future results and market opportunities of SomaLogic. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on SomaLogic’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SomaLogic and potential difficulties in SomaLogic employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SomaLogic or against the Company related to the merger agreement or the transaction, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or SomaLogic operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or SomaLogic’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry, (xiv) the size and growth of the market in which SomaLogic operates and (xv) SomaLogic’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration on Form S-1 (File No. 333-252626), the Proxy Statement/Prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SomaLogic and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SomaLogic nor the Company gives any assurance that either SomaLogic or the Company or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a registration statement, which will include a preliminary proxy statement/prospectus with the SEC. The proxy statement/prospectus will be sent to the stockholders of the Company. The Company and SomaLogic also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company and SomaLogic through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://cmlifesciencesspac.com/ or upon written request to the Company, c/o Corvex Management, 667 Madison Ave, New York, NY 10065

Participants in Solicitation

The Company and SomaLogic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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